ISSUER	FILE NO.
Smiths Group plc	82-34872

07028472

Via U.S. Mail

Allen & Overy LLP
One Bishops Square
London E1 6AO United Kingdom

Tel +44 (0)20 3088 0000
Fax +44 (0)20 3088 0088
Direct +44 (0)20 7330 3162
daniel.bono@allenovery.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

Our ref 13879-00347 CO:6629866.4

November 26, 2007

Ladies and Gentlemen:

Amendment No. 1 to Rule 12g3-2(b) Exemption for Smiths Group plc

On behalf of Smiths Group plc, a public company limited by shares and organized under the laws of England and Wales (the **Company**), and further to the Company's exemption pursuant to Rule 12g3-2(b) granted May 5, 2005 (File No. 82-34872), we herewith furnish this letter as an amendment to the Company's original application for an exemption under Rule 12g3-2(b) furnished to the Securities and Exchange Commission on April 28, 2005 (the **Original Application**) to:

(1) Amend Exhibit 1 to the Original Application by replacing it in its entirety with Exhibit 1 hereto. This amendment is being furnished to the Securities and Exchange Commission, as required by Rule 12g3-2(b)(1)(iv), to reflect changes to the kind of information that the Company is required to make public. The relevant changes are primarily those associated with the introduction of the Transparency Directive in the European Union.

(2) Apply on behalf of the Company to permit the Company to publish the information required under paragraph 12g3-2(b)(1)(iii) on the Company's Internet Web site, rather than furnish such information in paper format to the Securities and Exchange Commission as contemplated by Rule 12g3-2(f). In furtherance of the foregoing, the Company undertakes on an ongoing basis to publish through the Company's Internet Web site, the information specified in subparagraph (b)(1)(iii) of Rule 12g3-2 promptly after such information is made public, filed or distributed, and, if applicable, to comply with the English translation requirements of Rule 12g3-2(e). The Company's Internet Web site address is http://www.smiths.com.

The Company has provided us with, and has authorized us to make on its behalf, the factual representations contained in this letter. All information provided herein is being furnished under subparagraph (b)(1) of Rule 12g3-2, with the understanding that such information will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dw 12/6

We appreciate your assistance in this matter. If you have any questions or comments in this regard, you may contact me at +44 203 088 3162.

Please kindly acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it to us in the enclosed self-addressed, stamped envelope.

Sincerely,

Daniel Bono
Associate

Copy Neil Burdett, Smiths Group plc

EXHIBIT 1

Information required to be made public, distributed to shareholders or filed with the registrar of companies for England and Wales (Companies House), the UK listing authority and/or the regulatory news service of the London Stock Exchange (the Regulatory Information Service) on an ongoing basis.

References to *'Regulatory Information Service'* in the table below refer to the definition in the FSA Listing Rules. This definition comprises any of the following company news services: Business Wire Regulatory Disclosure provided by Business Wire, FirstSight provided by Romeike, Announce provided by Hugin ASA, News Release Express provided by CCNMatthews UK Limited, PR Newswire Disclose provided by PRNewswire, and RNS provided by the LSE.

Event requiring public filing or disclosure		Period for filing or disclosure	Authority
1.	Memorandum and Articles of Association	To the Registrar of Companies on incorporation.	Companies Act 1985
2.	Amendments to Memorandum and Articles of Association	To the Registrar of Companies within 15 days of the amendment taking effect.	Companies Act 1985
		Two copies to the FSA no later than when the Company sends the notice convening the meeting to decide on the amendment.	FSA Listing Rules
3.	Register of Members, register of interests in shares and any report required by section 215(7) of the Companies Act 1985	Must be made available for public inspection at the Company's registered office.	Companies Act 1985
4.	Closure of the Register of Members of the Company	Advertised prior to closure of share register (not to exceed in the whole 30 days in a year).	Companies Act 1985
5.	Directors' Report, Auditors' Report and Annual Accounts	To shareholders, holders of debentures and every other person who is entitled to receive notice of general meetings, not less than 20 working days before the date of the meeting at which copies of those documents are to be presented, which must be held within 7 months of the Company's fiscal year end.	Companies Act 1985, Combined Code and the Company's articles of association
		To the Registrar of Companies within 7 months of the Company's fiscal year end.	Companies Act 1985
		To publish within 4 months of the Company's fiscal year-end.	FSA Listing Rules and Disclosure and Transparency Rules

6.	Half Yearly Report	To a Regulatory Information Service without delay after Board approval; must be published within 2 months of the end of the period to which it relates.	FSA Listing Rules and Disclosure and Transparency Rules
		In addition, the half yearly report must be sent to all holders of its listed securities or inserted in a national newspaper.	FSA Listing Rules
7.	Interim management statement in respect of each 6 month period	To be released between 10 weeks after the beginning and 6 weeks before the end of the relevant 6 month period.	Disclosure and Transparency Rules
8.	Notices of general meetings with explanatory circulars and proxy forms	To shareholders and a Regulatory Information Service not less than 21 days before Annual General Meetings or meetings where it is intended to propose a special resolution (if notice of the meeting is given before 1 October 2007); not less than 14 days before other General Meetings (including those where it is intended to propose a special resolution if notice is given on or after 1 October 2007); and not less than 28 days where a resolution to be voted on at the meeting requires special notice (e.g. removal of director).	Companies Act 1985, Companies Act 2006, FSA Listing Rules and the Company's articles of association
9.	Annual Return	To the Registrar of Companies within 28 days of the anniversary of the Company's date of incorporation and annually thereafter within 28 days of the anniversary of the date of delivery of the previous Annual Return.	Companies Act 1985
10.	All special and extraordinary resolutions of shareholders and resolutions to authorise the allotment of securities or the purchase by the Company of its own shares	To the Registrar of Companies within 15 days of the passing of the resolution.	Companies Act 1985
11.	All resolutions passed by the Company other than resolutions concerning ordinary business at an	To a Regulatory Information Service and the FSA without delay	FSA Listing Rules

	Annual General Meeting	after the meeting.	
12.	Notification of a resolution of the Company authorising an increase, consolidation, sub-division, conversion into stock, reconversion of stock into shares, redemption or cancellation of its shares	To the Registrar of Companies within 15 days in the case of an increase in share capital; within one month in all other cases.	Companies Act 1985
13.	Resolution to reduce share capital and Court order and minutes relating thereto	Resolution to be filed with the Registrar of Companies within 15 days of resolution taking effect; Court order and minutes to be filed with the Registrar of Companies promptly after receipt from the Court.	Companies Act 1985
14.	Notice of change among or in the particulars of directors or secretary	To the Registrar of Companies within 14 days of the date of occurrence.	Companies Act 1985 and Companies Act 2006
	Notice of change among or in the particulars of directors or secretary or any important change in the role, functions or executive responsibilities of a director or the effective date of the change if the change is not with immediate effect	To a Regulatory Information Service without delay and no later than end of the business day following the decision or receipt of notice of change by the Company. Where the effective date of the board change is not yet known, to notify a Regulatory Information Service as soon as the effective date has been decided.	FSA Listing Rules
15.	Notification of relevant details of any new director of the Company, (including details of all directorships held by such director in any other publicly quoted company at any time in the previous five years (indicating whether he is still a director of that Company), any unspent convictions in relation to indictable offences, details of any bankruptcies or individual voluntary arrangements of such person, details of any receiverships or arrangement with its creditors generally where such person was a director was an executive director at the time of or within the 12 months preceding such events, details of any compulsory liquidations of any partnerships where such person was a partner at	To a Regulatory Information Service as soon as possible following the decision to appoint the director and in any event within 5 business days of the decision.	FSA Listing Rules

	the time of or within the 12 months preceding such events, details of receiverships of any asset of such person or of a partnership of which the director was a partner at the time of or within the 12 months preceding such event, and details of any public criticisms of the director by statutory or regulatory authorities and whether the director has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company) unless such details have already been disclosed in listing particulars or other circular published by the Company		
16.	Notification of change to the relevant details (i.e. those set out in 15 above) of any current director	To a Regulatory Information Service without delay.	FSA Listing Rules
17.	Notice of change of registered office	To the Registrar of Companies on occurrence.	Companies Act 1985
18.	Change in the Company's name	To the Registrar of Companies within 15 days of the passing of the resolution.	Companies Act 1985
		To a Regulatory Information Service without delay.	FSA Listing Rules
19.	Resignation of auditors	To the Registrar of Companies within 14 days of receipt of the notice of resignation by the Company.	Companies Act 1985
20.	Change to the relevant details of the sponsor (including resignation or dismissal of sponsor, the sponsor ceasing to satisfy the criteria for approval as a sponsor, the sponsor being convicted of any offence involving fraud, theft or other dishonesty, the sponsor being subject to public criticism or disciplinary action by the FSA or other relevant bodies)	To the FSA immediately.	FSA Listing Rules
21.	Notice of allotment of shares or securities	To the Registrar of Companies within one month after allotment.	Companies Act 1985
22.	Registration of particulars of	To the Registrar of Companies	Companies Act 1985

	special rights attaching to shares where not otherwise registrable	within one month of relevant event.	
23.	Board resolution allotting securities or authorising the issue of securities to be admitted to trading on the LSE If the resolution is not available, written confirmation from the Company that the securities have been allotted	To the LSE no later than 12.00 p.m. at least two business days prior to the day on which the Company is requesting the LSE to consider the application for admission to trading. To the LSE no later than 7.30a.m. on the day that admission is expected to become effective.	LSE Admission and Disclosure Standards
24.	Notice of change of location of share register Notice of location (if not at registered office) or change of location of register of debenture holders	To the Registrar of Companies within 14 days of occurrence. No time limit in relation to register of debenture holders.	Companies Act 1985
25.	Notification of change of accounting reference date and the new accounting reference date	To the Registrar of Companies prior to the expiration of the period in which the accounts for the current or proposed period must be filed. To a Regulatory Information Service without delay.	Companies Act 1985, FSA Listing Rules
26.	Directors' service contracts	Available for inspection at the registered office during normal business hours.	Companies Act 1985
		The terms and conditions of appointment of non-executive directors should be made available for inspection at the AGM (for 15 minutes prior to the meeting and during the meeting).	Combined Code
27.	Notification of certain charges over assets of the Company	To the Registrar of Companies within 21 days of creation of the charge or acquisition of property subject to a charge.	Companies Act 1985
28.	Valuation report of any non-cash consideration received for shares	To the Registrar of Companies within one month of allotment.	Companies Act 1985
29.	Ordinary Resolution approving terms of any agreement to transfer non-cash asset to Company by	To the Registrar of Companies within 15 days.	Companies Act 1985

	subscriber within two years of formation and valuation report		
30.	Notice of interests of director or his spouse and children in the Company's securities	To any recognised investment exchange on which the Company's securities are listed.	Companies Act 1985
	Generally, in addition to any specific requirements regarding notification otherwise contained in the FSA Listing Rules, notice of any inside information which concerns the Company unless delaying disclosure is permitted under the Disclosure and Transparency Rules.	To a Regulatory Information Service of all inside information in its possession as soon as possible. If the Company is faced with an unexpected and significant event, a short delay may be acceptable to clarify the situation; and a holding announcement should be made if the Company believes there is a danger of inside information leaking before the facts and their *impact* can be confirmed.	Disclosure and Transparency Rules
31.	Inside information announced via a Regulatory Information Service must be available on the Company's internet site	By the close of the business day following the day of the RIS announcement and for the period of one year after publication.	Disclosure and Transparency Rules
32.	Insider list (list of those persons working for them, under a contract of employment or otherwise, who have access to insider information relating directly or indirectly to the Company, whether on a regular or occasional basis)	If the FSA requests, to provide an insider list to the FSA as soon as possible.	Disclosure and Transparency Rules
33.	Notification of any announcement of the timetable for any proposed action affecting the rights of existing holders of listed securities traded on the LSE (and any amendments to such timetable, including any amendment to the publication details of an announcement) except in respect of specialist securities. A dividend timetable prepared in accordance with the guidelines of the LSE and the Admission and Disclosure Standards need not be notified	To the LSE in advance of such action (no later than 9.00 a.m. on the day before the proposed announcement).	LSE Admission and Disclosure Standards
34.	All circulars, notices, reports, announcements or other documents issued by the Company and required to be filed with the FSA	To a Regulatory Information Service at the same time as they are issued.	FSA Listing Rules

35.	Announcements of Board approval on dividends and the preliminary statement of the annual results	To a Regulatory Information Service without delay.	FSA Listing Rules
36.	Any proposed alteration to capital structure including new issues and the results of any new issue of listed securities	To a Regulatory Information Service without delay (except during marketing or underwriting).	FSA Listing Rules
37.	Notice if and when the Company becomes aware that the proportion of any class of listed equity shares in the hands of the public has fallen below 25 per cent. of the total issued share capital of that class or, where applicable, such lower percentage as the FSA may have agreed	To the FSA without delay.	FSA Listing Rules
38.	New issues of debt securities and any guarantee or security in respect thereof	To a Regulatory Information Service without delay.	FSA Listing Rules
	Any changes to the conversion rights attaching to convertible securities	To a Regulatory Information Service without delay.	FSA Listing Rules
39.	Any amendments of rights attaching to any class of listed securities or any shares into which listed securities are convertible	To a Regulatory Information Service without delay.	FSA Listing Rules
40.	Any redemption of listed securities	To a Regulatory Information Service without delay.	FSA Listing Rules
41.	Basis of allotment of listed securities offered to public for cash and of open offers to shareholders	To a Regulatory Information Service without delay.	FSA Listing Rules
42.	Any extensions of time granted for the currency of temporary documents of title	To a Regulatory Information Service without delay	FSA Listing Rules
43.	The effect, if any, of the issue of further securities on the terms of the exercise of rights under warrants, options and convertible securities	To a Regulatory Information Service without delay.	FSA Listing Rules
44.	The results of any new issue of equity securities or preference shares or of a public offering of existing shares or other equity	To a Regulatory Information Service as soon as result is known (except during underwriting where the Company may delay up to two business days until the obligation by the underwriter to take or	FSA Listing Rules

		procure others to take securities is finally determined or lapses).	
45.	Details of acquisition or realisations required to be disclosed pursuant to Chapters 10 and 11 of the Listing Rules	To a Regulatory Information Service without delay as soon as possible after terms agreed.	FSA Listing Rules
46.	Circulars and notices of meetings in connection with acquisitions or realisations pursuant to Chapters 10 or 11 of the Listing rules	To shareholders and the FSA at time of the issue and final copies to the London Stock Exchange at the time of the issue.	FSA Listing Rules
47.	Listing particulars and prospectuses in respect of admission of securities to the Official List	To the Registrar of Companies and the FSA prior to or on publication.	Financial Services and Markets Act 2000 and Prospectus Rules
		To the London Stock Exchange by no later than 12.00p.m. at least two business days prior to the date on which the Company is requesting the London Stock Exchange to consider the application for admission to trading.	LSE Admission and Disclosure Standards
48.	Application for admission to trading on LSE (Form 1) signed by a duly authorised officer of the Company	To the London Stock Exchange by no later than 12.00 p.m. at least two business days prior to the day on which the Company is requesting that the London Stock Exchange consider the application for admission to trading.	LSE Admission and Disclosure Standards
49.	Details of the issue price and principal terms of any rights issue and, if any rights not taken up are sold, details of the sale, including the date and price per share	To a Regulatory Information Service without delay.	FSA Listing Rules
50.	Notification of information disclosed in accordance with the Companies Act 1985, sections 198-208 (by a person who obtains, increases or decreases an interest in the Company's shares which amounts to (with certain exceptions) 3 percent of the issued share capital or more), and section 212 (by a person interested in the Company's shares including particulars of a current interest and any interest held in the preceding 3 years)	To a Regulatory Information Service without delay and no later than the end of the business day following receipt by the Company of the information.	FSA Listing Rules

51.	Notification of a director's interests in the shares and debentures of the Company disclosed in accordance with section 324 and section 328 of the Companies Act 1985	To a Regulatory Information Service by the end of the business day following receipt by the Company of the information.	Disclosure and Transparency Rules
52.	Notification of information received from persons discharging managerial responsibilities and their connected persons of the occurrence of transactions conducted on their own account in the shares of the Company, or derivatives or any other financial instruments relating to those shares	To a Regulatory Information Service without delay and no later than the end of the business day after receipt of the information by the Company	Disclosure and Transparency Rules
53.	Proposal by the Board for the Company to be authorised to purchase its own shares	To a Regulatory Information Service without delay.	FSA Listing Rules
54.	Purchase of own listed equity securities by or on behalf of the Company	To a Regulatory Information Service as soon as possible and no later than 7.30 a.m. on business day following calendar day of transaction.	FSA Listing Rules
55.	Notification of the decision of the Company to purchase its listed securities (other than equity securities) or preference shares unless the purchases will consist of individual transactions in accordance with the terms of the issue of the securities	To a Regulatory Information Service.	FSA Listing Rules
56.	Purchase by or on behalf of the Company of other listed securities (other than equity shares) or preference shares when 10 percent of their initial nominal value is reached	To a Regulatory Information Service as soon as possible and no later than 7.30 a.m. on business day following calendar day when limit reached.	FSA Listing Rules
57.	Information relating to any request to a recognised investment exchange (as such term is defined in the UK Financial Services and Markets Act 2000) to admit or re-admit any of its listed securities to trading, or to cancel or suspend trading of its listed securities or where it is informed by a recognised investment exchange that trading of any of its listed securities will be cancelled or	To the FSA without delay.	FSA Listing Rules

	suspended		
58.	Any information required to be disclosed pursuant to the City Code on Takeovers and Mergers	To a Regulatory Information Service within the period specified under the Code.	FSA Listing Rules
59.	Winding up/liquidation	To the Registrar of Companies various forms and resolutions at different times.	Companies Act 1985
60.	Intent to delist the Company's securities	To the LSE at least 20 business days before the date trading is intended to be discontinued.	LSE Admission and Disclosure Standards
		To a Regulatory Information Service at the same time as the circular is despatched to the relevant security holders.	FSA Listing Rules
61.	Statement that a Company no longer wishes to seek a suspension or cancellation of listing (where the Company has previously published a statement or a circular that it intends to suspend or cancel listing)	To a Regulatory Information Service without delay.	FSA Listing Rules
62.	Allotment of shares to the Company as part of a capitalisation issue (by virtue of the Company holding treasury shares)	To a Regulatory Information Service by 7:30 am on the business day following the calendar day on which the allotment occurred.	FSA Listing Rules
63.	Any sale for cash, transfer for the purposes of or pursuant to an employees share scheme or cancellation of treasury shares by the Company	To a Regulatory Information Service by 7:30 am on the business day following the calendar day on which the sale, transfer or cancellation occurred.	FSA Listing Rules
64.	Disposal of equity shares under an exemption allowed in the lock-up arrangements disclosed in accordance with the prospectus directive regulations.	As soon as possible to a Regulatory Information Service.	FSA Listing Rules
65.	Variation of any lock-up arrangements disclosed in accordance with the prospectus directive regulations.	As soon as possible to a Regulatory Information Service.	FSA Listing Rules

END